UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, February 10th, 2010

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Ref.: Payment of Complementary Dividends

     The Board of Directors of Banco Bradesco S.A., at a meeting held today, approved the Board of Executive Officers’ proposal for the payment of Dividends to the Company’s shareholders, as complement to Interest on Own Capital and Dividends related to the year 2009, in the amount of R$76,995,000.00, of which R$0.021438536 per common share and R$0.023582390 per preferred share.

     The shareholders registered in the Company’s Books on this date (February 10th, 2010) will be benefited. The Company’s shares will be traded “ex-right” on Dividends as from February 11th, 2010.

     The payment will be made on March 9th, 2010, by the declared amount, without Withholding Income Tax, pursuant to Article 10 of Law # 9,249/95.

     The aforementioned Dividends related to the shares held in custody of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange) will be paid to the referred BM&FBOVESPA, which will transfer them to the shareholders through the Depository Agents.

     Thus, the amount of Interest and Dividends distributed to the shareholders, related to the year 2009, totals R$2,718,081,158.73, as follow:

In R$

Monthly Dividends paid	507,817,309.68

Intermediary Interest of the 1st half paid	501,268,849.05

Subtotal – Paid Value	1,009,086,158.73

Complementary Interest to be paid on March 9th , 2010	1,632,000,000.00

Complementary Dividends to be paid on March 9th , 2010 (*)	76,995,000.00

Subtotal – Value to be paid	1,708,995,000.00

Total	2,718,081,158.73

(*) it takes into considerations the 10% bonus stock approved at the Special Shareholders’ Meeting as of December 18, 2009.

Per share in R$

	Monthly	Intermediary	Complementary	Complementary
Type	Dividends	Interest of the	Interest	Dividends	Total
		1st half

Common share	0.157429250	0.155520588	0.499755537	0.021438536	0.834143911

Preferred share	0.173172175	0.171072647	0.549731091	0.023582390	0.917558303

Cordially,

Banco Bradesco S.A.
Domingos Figueiredo de Abreu
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.